SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

B2 Health, Inc.

(Name of Issuer)

           Common Stock
(Title of Class of Securities)

               05603U 103
(CUSIP Number)

     October 30, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       _______       Rule 13d-1(b)

       ___X___       Rule 13d-1(c)

       _______       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         05603U 103______________                 13G

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
Webquest, Inc.; IRS No. 84-1465275
(2)	Check the Appropriate Box if a Member of a Group*	(a) [ ] (b) [ ]
(3)	SEC Use Only_____________________________________________
(4)	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 62,500 (6) Shared Voting Power -0- (7) Sole Dispositive Power 62,500 (8)Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
62,500 shares
(10)	Check if the Aggregate Amount in the Row (9) Excludes Certain Shares* [ ]
(11)	Percent of Class Represented by Amount in Row (9) 12.4%
(12)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

       (a)   Name of Issuer:

            B2 Health, Inc.

       (b)   Address of Issuer's Principal Executive Offices:

            7750 N. Union Blvd. # 201, Colorado Springs, CO  80920

Item 2.

       (a)   Name of Person Filing:

              Webquest, Inc.

       (b)   Address of Principal Business Office or, if none, Residence

              7750 N. Union Blvd. # 201, Colorado Springs, CO  80920

       (c)   Citizenship or Place of Organization

              United States

       (d)   Title of Class of Securities

              Common Stock

       (e)   CUSIP Number

               05603U 103

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ____	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ____	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ____	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ____	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ____	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ____	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ____	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership

(a)  Amount beneficially owned:              62,500 shares

(b)  Percent of Class:       12.4%

(c)  Number of shares as to which the person has:

(i)	Sole Voting Power 62,500
(ii)	Shared Voting Power -0-
(iii)	Sole Dispositive Power 62,500
(iv)	Shared Dispositive Power -0-

Item 5.  Ownership of Five Percent or Less of a Class

             Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

             Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

             Not applicable

Item 8.  Identification and Classification of Members of the Group

             Not applicable

Item 9.  Notice of Dissolution of Group

             Not applicable

Item 10.  Certification

(a)   The following certification shall be included if the statement is filed pursuant to Section
        240.13d-1(b)

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)   The following certification shall be included if the statement is filed pursuant to Section         240.13d-1(c)

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2007 (Date)
/s/ Gina Garcia-Shaw__________ (Signature)
_Gina Garcia-Shaw President (Name/Title)